UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

COMMUNIQUÉ

EMBRAER PLANS TO OFFER A SERIES OF NOTES

Embraer S.A. (“Embraer”) hereby announces that it plans to offer a series of notes due 2022 (the “Notes”) in the global capital markets.

The net proceeds of this offering will be used for general corporate purposes, including to fund working capital needs. The Notes will be senior unsecured and unsubordinated obligations of Embraer.

The joint bookrunners for the offering are Citigroup, Itaú BBA and Morgan Stanley.

The offering will be made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the preliminary prospectus supplement and other documents that Embraer has filed with the SEC for more complete information about Embraer and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a prospectus upon request by contacting Citigroup, at Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, or by telephone at 1-800-831-9146 or e-mail at batprospectusdept@citi.com, Itaú BBA, at Itau BBA USA Securities, Inc., 767 Fifth Avenue, 50th Floor, New York, New York 10153, or by telephone at 1-888-770-4828, or Morgan Stanley, at Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, or by telephone at 1-866-718-1649 or email at prospectus@morganstanley.com.

For further information, please contact:

+55-12-3927-4404 or investor.relations@embraer.com.br

This press release may include declarations about Embraer’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Embraer cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the markets in which Embraer operates; (b) the global economy; (c) capital markets; (d) the aircraft production business and its dependence upon the global economy, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Embraer operates. To obtain further information on factors that may give rise to results different from those forecast by Embraer, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM) and with the SEC, including Embraer’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

São José dos Campos, June 12, 2012.

José Antonio de Almeida Filippo

Executive Vice-President and Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer